

June 6, 2014

<u>Via E-mail</u>
David A. Brooks
Chief Operating Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(b)**
> **Filed May 14, 2014**
> **File No. 001-36400**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We continue to review your response to comment 1 of our letter dated May 8, 2014. We may have further comment.

2. Please update the financial statements of Ashford Advisor in accordance with Rule 3-12 of Regulation S-X.

Information Statement Summary

Our Company, page 1

3. You disclose that you may also perform similar functions for new or additional platforms, including Ashford Trust's investment securities subsidiary. Please provide us with details regarding this subsidiary and tell us if this subsidiary will be included in the spin-

off. In this regard, we note, per review of the publicly available presentation materials from your Investor & Analyst Day in May 2014, that Ashford Investment Management is a private subsidiary of Ashford, Inc. We also note discussion of your plans for and history of this entity and the business line in the publicly available webcast of that presentation. Please reconcile the statements in your filing to your public statements and expand the disclosure in this filing, where applicable, to discuss this entity and business line and to clarify the role in the spin-off.

Our Competitive Strengths, page 3

4.   Please provide us support for your figures represented here as well as your assertion that returns of your management team are the highest within the publicly-traded lodging real estate sector. We may have further comments.

Our History and Relationship with Ashford Trust and Ashford Prime, page 4

5.   Please expand the disclosure in the second full paragraph on page 5 regarding the incentive fee to clarify that such fee would not have been earned in 2013 as result of total stockholder return performance figures, consistent with your disclosure on page F-7 in the pro forma footnotes.

Selected Historical and Pro Forma Financial Information, page 18

6.   We note your response to comment 6 of our letter dated May 8, 2014. Please expand the disclosure in footnote (1) on page 19 to discuss the basis for your range of the anticipated amount of salaries and benefits going forward. Also, tell us in more detail and disclose the basis for the historical amounts allocated to Ashford Inc. for salaries and benefits and General and administrative expenses; explain to us how you determined that certain expenses were not related to Ashford Advisor.

Our Initial Advisory Agreements, page 45

7.   Please update your disclosure in this section to briefly highlight the provisions of your advisory agreement impacted by amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

8.   We note that the Pro Forma Combined Statement of Operations on page 64 reflects a pro forma net loss of approximately $21 million for the year ended December 31, 2013. We also note your expectation of annual salaries and benefits after the spin-off. Please explain to us in more detail how you determined the terms of the advisory agreements particularly given the pro forma loss. In this regard, we note your disclosure on page 27 that as a result of conflicts of interest, the terms of these agreements, including fees, may not be as favorable to

you as an arm's-length agreement. With a view towards disclosure, please elaborate and tell us your expectations regarding whether the company will operate at a net loss in the future.

Unaudited Pro Forma Combined Financial Statements

3. Adjustments to Pro Forma Combined Consolidated Statements of Operations, page F-6

9.   We note your response to comment 17 of our letter dated May 8, 2014. Please provide further details of the analysis performed by Ashford Trust's advisor to calculate the total market capitalization (TMC) of Ashford Inc. Please describe the method used, including a discussion of the significant assumptions made in the analysis. We may have further comment. Also, expand your footnote disclosure to quantify the pro forma minimum base fee for each period presented and include a sensitivity analysis for changes in significant inputs to your estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Muriel C. McFarling
        Andrews Kurth LLP